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SEC FILE NUMBER
001-12488

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Powell, Industries, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
8550 Mosley Drive

Address of Principal Executive Office (Street and Number)
Houston, Texas 77075

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ ☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On April 13, 2007, the Audit Committee of the Company’s Board of Directors and the Company’s management concluded that the consolidated financial statements for the first quarter of fiscal 2007 ended December 31, 2006 and for the eleven-month transition period ended September 30, 2006 and one or more fiscal quarters in such transition period should no longer be relied upon due to certain accounting errors found at one of its divisions. The Company is diligently evaluating the impact of these accounting errors on its previously filed financial statements and continuing the process of restating the financial statements included in, and preparing amendments to, the relevant Exchange Act reports it previously filed.
     As a result of the errors and restatements discussed above, the time required to amend the relevant Exchange Act reports and the effect of such restatements on the consolidated financial statements to be included in the quarterly report for the quarter ended March 31, 2007, we were unable to prepare and file our quarterly report on Form 10-Q for the quarter ended March 31, 2007 within the time period prescribed by Rule 13a-13 of the Securities Exchange Act of 1934. We plan to file our quarterly report on Form 10-Q for the quarter ended March 31, 2007 as soon as practicable. We are still assessing whether such errors were the result of a material weakness in our internal controls over financial reporting.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Don R. Madison	(713)	944-6900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Powell Industries, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ Don R. Madison

Don R. Madison
Executive Vice President, Chief Financial and Administrative Officer
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).